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Exhibit 28.1
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                                              Kevin Whalen
                                              612/830-3251

FOR IMMEDIATE RELEASE


                        JOSTENS ISSUES EARNINGS ESTIMATE

     MINNEAPOLIS (June 14, 1996) -- Jostens Inc. (NYSE: JOS) said today that, based on information currently available for May, it expects earnings from operations in the quarter ending June 30 to be below analysts' estimates.

     The company said it currently estimates earnings in its fiscal fourth quarter to range from 74 cents to 79 cents per share, compared with year-earlier earnings of 67 cents per share from continuing operations. Analysts' estimates for the quarter average 81 cents per share. The company's quarterly estimate range would put fiscal year 1996 earnings per share in an estimated range of $1.24 to $1.29, compared with $1.23 last year. Analyst estimates average $1.35 per share for the year.

     The estimated shortfall in earnings is due primarily to two issues in the school yearbook business, the company said.

     First, the business incurred higher than expected manufacturing costs in May in order to handle record page volume and meet yearbook delivery commitments to customers. The company generally is unable to pass through to the consumer costs associated with unanticipated overtime work to meet delivery deadlines.

     Second, revenue and profits declined as a result of decisions made by schools late in the year to substitute a lower-margin pre-printed supplement for school-designed pages in their yearbooks.

     In a separate and unrelated development, the company said it has been approached by a group of independent sales representatives primarily associated with the company's Jewelry and Graduation Products businesses seeking changes in their agreements and arrangements with Jostens.

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JOSTENS ISSUES EARNINGS ESTIMATE -- 2


     "Our sales reps are under contract through fiscal 1997," said Robert C. Buhrmaster, president and chief executive officer of Jostens. "We will study the agreements and will consider changes that are in the long-term best interests of customers, shareholders and representatives."

     Jostens is a leading provider of products and services that help people recognize achievement and affiliation throughout their lives. The company, whose products include yearbooks, class rings, graduation products, school photography, and service and achievement awards for businesses, had fiscal 1995 sales of $665 million.